AMRAD CORPORATION

02 JAN 22 AM 8:30



AMRAD Corporation Limited
ACN 006 614 375
576 Swan Street Richmond
Victoria Australia 3121
Private Box 29 Richmond
Victoria Australia 3121
Telephone (61 3) 9208 4000
Facsimile (61 3) 9208 4352
http://www.amrad.com.au

To: The Securities and Exchange Commission
Company:
Fax: 0011 1 202 942 9624
From: Robyn Fry - Company Secretary
Fax: (+61 3) 9208 4083
Date: 22 January 2002
Pages: 9.
Including cover page



02002573

FACSIMILE COVER SHEET

AMRAD CORPORATION LIMITED
Rule 12g3-2(b) Exemption (File No. 82-4867)

SUPPL

Please find attached information being furnished by AMRAD Corporation Limited.

P.P. [signature]

Robyn Fry
General Counsel/
Company Secretary

dw 1/25

AMRAD CORPORATION

FILE No.
82-4867



AMRAD Corporation Limited
ACN 006 614 375
576 Swan Street Richmond
Victoria Australia 3121
Private Box 29 Richmond
Victoria Australia 3121
Telephone (61 3) 9208 4000
Facsimile (61 3) 9208 4352
http://www.amrad.com.au

22nd January 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

PP

Robyn Fry
General Counsel/
Company Secretary

Rflr001

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAD Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/01/2002

TIME: 09:09:09

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4352

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Response to ASX Share Price Query

AMRAD CORPORATION



AMRAD Corporation Limited
ACN 006 614 375
576 Swan Street Richmond
Victoria Australia 3121
Private Box 29 Richmond
Victoria Australia 3121
Telephone (61 3) 9208 4000
Facsimile (61 3) 9208 4352
http://www.amrad.com.au



21 January 2002

Mr Dean Litis
Senior Company Advisor
Australian Stock Exchange Centre
530 Collins Street
Melbourne Vic 3000

By facsimile: (03) 9614 0303
Number of pages: 2

Dear Mr Litis

PRICE QUERY

I refer to your facsimile dated 21 January 2002.

You have noted that the price of the securities of AMRAD Corporation Limited ("the Company") has increased from 96 cents on 14 January 2002 to a high of $1.28 as at 11.30am today together with an increase in the volume of securities traded over this period. In response to your specific questions I am instructed to advise as follows:

1. The Company is not aware of any information concerning it that has not been either announced or otherwise disclosed that, if known, could be an explanation for recent trading in the securities of the Company.

2. Not applicable.

3. The financial report of the Company for the six months ended 31 December 2001 that will be lodged with the ASX in February 2002 will vary from the previous corresponding period as a result of the following matter that has already been disclosed:

   The Company's financial report for the period 31 December 2000 included financial results and an abnormal profit associated with the sale of its shareholding in AMRAD Pharmaceuticals Pty Ltd to Merck Sharp & Dohme (Australia) Pty Ltd. Under the terms of the sale transaction announced on 4 September 2000, AMRAD will receive a total of $20.75 million payable over a four year period for its shareholding. Accordingly, this will result in a variation between the financial

report for the six months ended 31 December 2001 and the previous corresponding period.

4. As at the date of this response there is no reason to expect that the Company will record any material abnormal or extraordinary profit for the half year ended 31 December 2001. However in the prior year an abnormal profit was reported by the Company in respect of the divestment of the Company's interest in AMRAD Pharmaceuticals Pty Ltd as noted in item 3 above.

5. As previously disclosed by the Company, Phase II proof of concept clinical development data is anticipated to become available from early 2002 in respect of two of the Company's three lead compounds emfilermin and AM336.

6. The Company confirms that it is in compliance with the listing rules and, in particular, listing rule3.1.

Please contact me on (03) 9208 4077 if you have any further questions or require any further information at this time.

Yours sincerely



Robyn M Fry
Company Secretary

FILE No.
82-4867



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 3
Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000

GPO Box 1784Q
Melbourne
VIC 3001

Telephone 61 (03) 9617 8658
Facsimile 61 (03) 9614 0303
Internet http://www.asx.com.au

21 January 2002

Ms Robyn Fry
Company Secretary
AMRAD Corporation Limited
576 Swan Street
Richmond VIC 3121

By facsimile only: (03) 9208 4356

Dear Robyn

AMRAD Corporation Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from 96 cents on 14 January 2002 to a high of $1.28 as at 11:30am today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any reason to think that there may be a change in the operating results before abnormal items and income tax so that the figure for the half year ended 31 December 2001 would vary from the previous corresponding period by more than 15%? If so, please provide details.

4. Is there any reason to think that the Company may record any material abnormal or extraordinary profit for the half year ended 31 December 2001? If so, please provide details.

5. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

6. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me on facsimile number (03) 9614 0303. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 9.30 a.m. E.D.S.T) on Tuesday, 22 January 2002.

The response must be in a form suitable for release to the market. If you have any concern about release of a response, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in the rule.

In responding to this letter you should consult listing rule 3.1 and the guidance note titled "Continuous disclosure: listing rule 3.1".

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and the guidance note titled "Trading halts" we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously

requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours faithfully



Dean Litis
Senior Companies Adviser

Direct Line: (03) 9617 8658